06009690

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46459

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saunders Retirement Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5516 Silver Birch Lane
(No. and Street)

Midlothian	VA	23112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Saunders 804-320-8800 ext.105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquhart Acree Cook & Walls, LLP
(Name – *if individual, state last, first, middle name*)

1800 Bayberry Court, Suite 104	Richmond	VA	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Saunders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saunders Retirement Advisors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PRESIDENT

Title

Steven P. Wills

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

MEADOWS URQUHART
ACREE COOK & WALLS, LLP
Certified Public Accountants

KELLI P. MEADOWS, CPA
DOUGLAS A. URQUHART, CPA
DAVID C. ACREE, CPA
SHANNON W. COOK, CPA
STEVEN P. WALLS, CPA, CIA

1800 BAYBERRY COURT, SUITE 104
RICHMOND, VIRGINIA 23226

TELEPHONE (804) 249-5786
FACSIMILE (804) 249-5781

MEMBERS
VIRGINIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Stockholder
Saunders Retirement Advisors, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Saunders Retirement Advisors, Inc. (the Company) as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Saunders Retirement Advisors, Inc. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Meadows Urquhart Acree Cook & Walls, LLP

Richmond, Virginia
February 10, 2006

Saunders Retirement Advisors, Inc.

Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	13,400
Commissions receivable		6,429
Due from related party		6,355
Furniture and equipment, at cost, less accumulated depreciation of $8,755		2,406
Total assets	$	28,590
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	7,414
Payroll liabilities		4,367
Total liabilities		11,781
Stockholder's Equity		
Common stock, $5 par value, 10,000 shares authorized; 2,000 shares issued and outstanding		10,000
Additional paid-in capital		51,500
Accumulated deficit		(44,691)
		16,809
Total liabilities and stockholder's equity	$	28,590

See Notes to Statement of Financial Condition.

Note 1—Nature of Business and Significant Accounting Policies

Nature of business: As a broker-dealer in securities, Saunders Retirement Advisors, Inc., formerly Saunders Discount Brokerage, Inc. (the Company) is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and operates in the Richmond, Virginia metropolitan area. The Company also engages in the sale of insurance products as an agency or broker.

The Company transacts subscription applications for mutual funds received in connection with its mutual fund business with the mutual fund company. The Company is exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(ii) of the Securities and Exchange Commission in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

A summary of significant accounting policies is as follows:

Income taxes: The Company has elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal or state corporate income taxes. Instead, the Company's income is included in the income of its stockholder for federal and state income tax purposes.

Depreciation: Office furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Use of estimates: The presentation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and required net capital of $5,232 and $5,000, respectively. The Company's net capital ratio at December 31, 2005 was 2.25 to 1.

Note 3—Related Party Transactions

Saunders Retirement Planning, Inc. (formerly Saunders Asset Management, Inc.), a corporation owned by the stockholder, owed the Company $6,355 at December 31, 2005.